Term Sheet No. 2299B
To underlying supplement No. 1 dated October 1, 2012,
product supplement B dated September 28, 2012,
prospectus supplement dated September 28, 2012
and prospectus dated September 28, 2012
Registration Statement No. 333-184193 Dated December 9, 2014; Rule 433
Deutsche Bank AG
$    Capped Buffered Underlying Securities (BUyS) Linked to the iShares® Russell 2000 ETF due January 14*, 2016
General
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The Capped Buffered Underlying Securities (the “BUyS”) are designed for investors who seek a return at maturity linked to the performance of the iShares® Russell 2000 ETF (the “Underlying”), up to the Maximum Return of 16.70%. If the Final Price is less than the Initial Price by an amount not greater than the Buffer Amount of 10.00%, investors will receive at maturity the Face Amount per $1,000 Face Amount of BUyS. However, if the Final Price is less than the Initial Price by an amount greater than the Buffer Amount of 10.00%, for each $1,000 Face Amount of BUyS, investors will lose 1.00% of the Face Amount for every 1.00% by which the Final Price is less than the Initial Price by an amount greater than the Buffer Amount. The BUyS do not pay any coupons or dividends and investors should be willing to lose some and possibly up to 90.00% of their initial investment if the Final Price is less than the Initial Price by an amount greater than the Buffer Amount.  Any payment on the BUyS is subject to the credit of the Issuer.

•	Senior unsecured obligations of Deutsche Bank AG due January 14*, 2016†
•	Minimum purchase of $1,000. Minimum denominations of $1,000 (the “Face Amount”) and integral multiples thereof.
•	The BUyS are expected to price on or about December 9*, 2014 (the “Trade Date”) and are expected to settle on or about December 12*, 2014 (the “Settlement Date”).
Key Terms
Issuer:	Deutsche Bank AG, London Branch
Underlying:	iShares® Russell 2000 ETF (Ticker: IWM)
Issue Price:	100% of the Face Amount
Payment at Maturity:	• If the Final Price is greater than or equal to the Initial Price, you will receive a cash payment at maturity per $1,000 Face Amount of BUyS calculated as follows:
$1,000 + ($1,000 x the lesser of (i) Underlying Return and (ii) Maximum Return)

•     If the Final Price is less than the Initial Price by an amount not greater than the Buffer Amount, you will receive a cash payment at maturity equal to the Face Amount per $1,000 Face Amount of BUyS.

•      If the Final Price is less than the Initial Price by an amount greater than the Buffer Amount, you will receive a cash payment at maturity per $1,000 Face Amount of BUyS calculated as follows:
$1,000 + [$1,000 × (Underlying Return + Buffer Amount)]

If the Final Price is less than the Initial Price by an amount greater than the Buffer Amount, for each $1,000 Face Amount of BUyS, you will lose 1.00% of the Face Amount for every 1.00% by which the Final Price is less than the Initial Price by an amount greater than the Buffer Amount. In this circumstance, you will lose some and possibly up to 90.00% or all of your initial investment at maturity. Any payment at maturity is subject to the credit of the Issuer.

Underlying Return:	The Underlying Return, expressed as a percentage, will equal: Final Price – Initial Price Initial Price The Underlying Return may be positive, zero or negative.

(Key Terms continued on next page)
Investing in the BUyS involves a number of risks. See “Risk Factors” beginning on page 7 of the accompanying product supplement and “Selected Risk Considerations” beginning on page TS-7 of this term sheet.
The Issuer’s estimated value of the BUyS on the Trade Date is approximately $971.60 to $991.60 per $1,000 Face Amount of BUyS, which is less than the Issue Price.  Please see “Issuer’s Estimated Value of the BUyS” on page TS-3 of this term sheet for additional information.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the BUyS or passed upon the accuracy or the adequacy of this term sheet or the accompanying underlying supplement, product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.
	Price to Public	Discounts and Commissions(1)	Proceeds to Us
Per Security	$1,000.00	$1.00	$999.00
Total	$	$	$
(1)
For more detailed information about discounts and commissions, please see “Supplemental Underwriting Information (Conflicts of Interest)” in this term sheet. The BUyS will be sold with underwriting discounts and commissions of $1.00 per $1,000 Face Amount of BUyS.

The agent for this offering is our affiliate. For more information see “Supplemental Underwriting Information (Conflicts of Interest)” in this term sheet.
The BUyS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Deutsche Bank Securities

December 9, 2014

(Key Terms continued from previous page)
Maximum Return:	16.70%
Buffer Amount:	10.00%
Initial Price:	The Closing Price of the Underlying on the Trade Date
Final Price:	The Closing Price of the Underlying on the Final Valuation Date
Closing Price:	The closing price of one share of the Underlying on the relevant date of calculation multiplied by the then-current Share Adjustment Factor, as determined by the calculation agent
Share Adjustment Factor:	Initially 1.0, subject to adjustment for certain actions affecting the Underlying. See “Description of Securities — Anti-Dilution Adjustments for Funds” in the accompanying product supplement.
Trade Date:	December 9*, 2014
Settlement Date:	December 12*, 2014
Final Valuation Date†:	January 11*, 2016
Maturity Date†:	January 14*, 2016
Listing:	The BUyS will not be listed on any securities exchange.
CUSIP:	25152RTL7
ISIN:	US25152RTL77
* Expected.  In the event that we make any change to the expected Trade Date or Settlement Date, the Final Valuation Date and Maturity Date may be changed so that the stated term of the BUyS remains the same.
† Subject to postponement as described under “Description of Securities — Adjustments to Valuation Dates and Payment Dates” in the

Issuer’s Estimated Value of the BUyS

The Issuer’s estimated value of the BUyS is equal to the sum of our valuations of the following two components of the BUyS: (i) a bond and (ii) an embedded derivative(s). The value of the bond component of the BUyS is calculated based on the present value of the stream of cash payments associated with a conventional bond with a principal amount equal to the Face Amount of BUyS, discounted at an internal funding rate, which is determined primarily based on our market-based yield curve, adjusted to account for our funding needs and objectives for the period matching the term of the BUyS. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions, if any, and the estimated cost of hedging our obligations under the BUyS, reduces the economic terms of the BUyS to you and is expected to adversely affect the price at which you may be able to sell the BUyS in any secondary market. The value of the embedded derivative(s) is calculated based on our internal pricing models using relevant parameter inputs such as expected interest and dividend rates and mid-market levels of price and volatility of the assets underlying the BUyS or any futures, options or swaps related to such underlying assets. Our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect.

The Issuer’s estimated value of the BUyS on the Trade Date (as disclosed on the cover of this term sheet) is less than the Issue Price of the BUyS. The difference between the Issue Price and the Issuer’s estimated value of the BUyS on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the BUyS through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

The Issuer’s estimated value of the BUyS on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your BUyS in the secondary market at any time. Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the BUyS from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the BUyS on the Trade Date. Our purchase price, if any, in secondary market transactions will be based on the estimated value of the BUyS determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the BUyS and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our BUyS for use on customer account statements would generally be determined on the same basis. However, during the period of approximately three months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Issue Price and the Issuer’s estimated value of the BUyS on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

Additional Terms Specific to the BUyS

You should read this term sheet together with underlying supplement No. 1 dated October 1, 2012, product supplement B dated September 28, 2012, the prospectus supplement dated September 28, 2012 relating to our Series A global notes of which these BUyS are a part and the prospectus dated September 28, 2012. You may access these documents on the website of the Securities and Exchange Commission (the “SEC”) at.www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Underlying supplement No. 1 dated October 1, 2012: http://www.sec.gov/Archives/edgar/data/1159508/000095010312005120/crt_dp33209-424b2.pdf

•	Product supplement B dated September 28, 2012: http://www.sec.gov/Archives/edgar/data/1159508/000095010312005077/crt_dp33020-424b2.pdf

•	Prospectus supplement dated September 28, 2012: http://www.sec.gov/Archives/edgar/data/1159508/000119312512409437/d414995d424b21.pdf

•	Prospectus dated September 28, 2012: http://www.sec.gov/Archives/edgar/data/1159508/000119312512409372/d413728d424b21.pdf

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this term sheet, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

The trustee has appointed Deutsche Bank Trust Company Americas as its authenticating agent with respect to our Series A global notes.

This term sheet, together with the documents listed above, contains the terms of the BUyS and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in this term sheet and in “Risk Factors” in the accompanying product supplement, as the BUyS involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the BUyS.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at.www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement and this term sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the BUyS at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the BUyS prior to their issuance. We will notify you in the event of any changes to the terms of the BUyS, and you will be asked to accept such changes in connection with your purchase of any BUyS. You may also choose to reject such changes, in which case we may reject your offer to purchase the BUyS.

What Are the Possible Payments on the BUyS, Assuming a Range of Hypothetical Performances for the Underlying?

The table below illustrates the Payment at Maturity per $1,000 Face Amount of BUyS for a hypothetical range of performances for the Underlying from -100.00% to +100.00%. The table below reflects the Maximum Return of 16.70% and the Buffer Amount of 10.00%. The actual Initial Price will be determined on the Trade Date. The following results are based solely on the hypothetical examples cited. You should consider carefully whether the BUyS are suitable to your investment goals. The numbers appearing in the table and examples below may have been rounded for ease of analysis.

Underlying Return (%)	Payment at Maturity ($)	Return on BUyS (%)
100.00%	$1,167.00	16.70%
75.00%	$1,167.00	16.70%
50.00%	$1,167.00	16.70%
25.00%	$1,167.00	16.70%
16.70%	$1,167.00	16.70%
15.00%	$1,150.00	15.00%
10.00%	$1,100.00	10.00%
5.00%	$1,050.00	5.00%
0.00%	$1,000.00	0.00%
-5.00%	$1,000.00	0.00%
-10.00%	$1,000.00	0.00%
-15.00%	$950.00	-5.00%
-25.00%	$850.00	-15.00%
-30.00%	$800.00	-20.00%
-50.00%	$600.00	-40.00%
-75.00%	$350.00	-65.00%
-100.00%	$100.00	-90.00%

Hypothetical Examples of Amounts Payable at Maturity

The following hypothetical examples illustrate how the payments on the BUyS at maturity set forth in the table above are calculated.

Example 1: The Final Price is greater than the Initial Price, resulting in an Underlying Return of 5.00%. Because the Final Price is greater than the Initial Price and the Underlying Return of 5.00% is less than the Maximum Return, the investor receives a Payment at Maturity of $1,050.00 per $1,000 Face Amount of BUyS, calculated as follows:

$1,000 + ($1,000 x the lesser of (i) Underlying Return and (ii) Maximum Return)
$1,000 + ($1,000 x 5.00%) = $1,050.00

Example 2: The Final Price is greater than the Initial Price, resulting in an Underlying Return of 20.00%. Because the Final Price is greater than the Initial Price and the Underlying Return of 20.00% is greater than the Maximum Return, the investor receives a Payment at Maturity of $1,167.00 per $1,000 Face Amount of BUyS, the maximum payment on the BUyS, calculated as follows:

$1,000 + ($1,000 x the lesser of (i) Underlying Return and (ii) Maximum Return)
$1,000 + ($1,000 x 16.70%) = $1,167.00

Example 3: The Final Price is less than the Initial Price by an amount not greater than the Buffer Amount, resulting in an Underlying Return of -5.00%. Although the Final Price is less than the Initial Price, because the Final Price is less than the Initial Price by an amount not greater than the Buffer Amount, the investor receives a Payment at Maturity of $1,000.00 per $1,000 Face Amount of BUyS.

Example 4: The Final Price is less than the Initial Price by an amount greater than the Buffer Amount, resulting in an Underlying Return of -50.00%.  Because the Final Price is less than the Initial Price by an amount greater than the Buffer Amount, the investor receives a Payment at Maturity of $600.00 per $1,000 Face Amount of BUyS, calculated as follows:

$1,000 + [$1,000 × (Underlying Return + Buffer Amount)]
$1,000 + [$1,000 x (-50.00% + 10.00%)] = $600.00

Selected Purchase Considerations

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THE APPRECIATION POTENTIAL OF THE BUYS IS LIMITED — The BUyS provide upside exposure to any increase in the price of the Underlying up to the Maximum Return of 16.70%. Consequently, the maximum Payment at Maturity will be $1,167.00 for each $1,000 Face Amount of BUyS you hold. Any payment on the BUyS is subject to our ability to satisfy our obligations as they become due.

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LIMITED PROTECTION AGAINST LOSS — Payment at maturity of the Face Amount of BUyS is protected against a percentage decline in the Final Price, as compared to the Initial Price, of up to the Buffer Amount. If such percentage decline is greater than the Buffer Amount of 10.00%, for each $1,000 Face Amount of BUyS, you will lose 1.00% of the Face Amount for every 1.00% by which the Final Level is less than the Initial Level by an amount greater than the Buffer Amount. In this circumstance, you will lose some and possibly up to 90.00% of your investment in the BUyS.

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RETURN LINKED TO THE PERFORMANCE OF THE ISHARES® RUSSELL 2000 ETF — The return on the BUyS, which may be positive, zero or negative, is linked to the performance of the iShares® Russell 2000 ETF, as described herein. The iShares® Russell 2000 ETF seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the small capitalization sector of the U.S. equity market as measured by the Russell 2000® Index. The Russell 2000® Index was developed by Russell as an equity benchmark representing the approximately 2,000 smallest companies in the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest U.S. companies as determined by market capitalization and represents approximately 98% of the U.S. equity market. This is just a summary of the iShares® Russell 2000 ETF. For more information on the iShares® Russell 2000 ETF, including information concerning its composition, calculation methodology and adjustment policy, please see the section entitled “The Russell Indices – The Russell 2000® Index” in the accompanying underlying supplement No. 1 dated October 1, 2012.

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TAX CONSEQUENCES — In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, which is based on prevailing market conditions, it is more likely than not that the BUyS will be treated for U.S. federal income tax purposes as prepaid financial contracts that are not debt. Generally, if this treatment is respected, (i) you should not recognize taxable income or loss prior to the taxable disposition of your BUyS (including at maturity) and (ii) subject to the potential application of the "constructive ownership" regime discussed below, the gain or loss on your BUyS should be capital gain or loss and should be long-term capital gain or loss if you have held the BUyS for more than one year. The Internal Revenue Service (the “IRS”) or a court might not agree with this treatment, however, in which case the timing and character of income or loss on your BUyS could be materially and adversely affected.

Even if the treatment of the BUyS as prepaid financial contracts is respected, purchasing a BUyS could be treated as entering into a “constructive ownership transaction” within the meaning of Section 1260 of the Internal Revenue Code (“Section 1260”). In that case, all or a portion of any long-term capital gain you would otherwise recognize upon the taxable disposition of the BUyS would be recharacterized as ordinary income to the extent such gain exceeded the “net underlying long-term capital gain” as defined in Section 1260. Any long-term capital gain recharacterized as ordinary income would be treated as accruing at a constant rate over the period you held the BUyS, and you would be subject to a notional interest charge in respect of the deemed tax liability on the income treated as accruing in prior tax years. Due to the lack of direct legal authority, our special tax counsel is unable to opine as to whether or how Section 1260 applies to the BUyS.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether beneficial owners of these instruments should be required to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime discussed above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the BUyS, possibly with retroactive effect.

You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences.” The preceding discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel regarding the material U.S. federal income tax consequences of owning and disposing of the BUyS.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the BUyS.

For a discussion of certain German tax considerations relating to the BUyS, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the BUyS (including possible alternative treatments, the potential application of the “constructive ownership” regime and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the BUyS involves significant risks. Investing in the BUyS is not equivalent to investing directly in the shares of the Underlying or any of the component securities held by the Underlying. In addition to these selected risk considerations, you should review the “Risk Factors” section of the accompanying product supplement.

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YOUR INVESTMENT IN THE BUYS MAY RESULT IN A LOSS — The BUyS do not pay any coupons or dividends and do not guarantee any return of your investment beyond the Buffer Amount of 10.00%. The return on the BUyS at maturity is linked to the performance of the Underlying and will depend on whether, and the extent to which, the Underlying Return is positive, zero or negative. If the Final Price is less than the Initial Price by an amount greater than the Buffer Amount, for each $1,000 Face Amount of BUyS, you will lose 1.00% of the Face Amount for every 1.00% by which the Final Price is less than the Initial Price by an amount greater than the Buffer Amount. In this circumstance, you will lose some and possibly up to 90.00% of your investment in the BUyS. Any payment on the BuyS is subject to our ability to satisfy our obligations as they become due.

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THE RETURN ON YOUR BUYS IS LIMITED BY THE MAXIMUM RETURN — If the Final Price is greater than or equal to the Initial Price, for each $1,000 Face Amount of BUyS, you will receive at maturity $1,000 plus an amount equal to $1,000 multiplied by the lesser of (i) the Underlying Return and (ii) the Maximum Return of 16.70%. Consequently, the maximum Payment at Maturity will be $1,167.00 for each $1,000 Face Amount of BUyS you hold, regardless of any further increase in the price of the Underlying, which may be significant.

•	THE BUYS DO NOT PAY ANY COUPONS — Unlike ordinary debt securities, the BUyS do not pay any coupons and do not guarantee any return of the initial investment at maturity.

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THE BUYS ARE SUBJECT TO THE CREDIT OF DEUTSCHE BANK AG — The BUyS are senior unsecured obligations of Deutsche Bank AG and are not, either directly or indirectly, an obligation of any third party. Any payment(s) to be made on the BUyS depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. An actual or anticipated downgrade in Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking the credit risk of Deutsche Bank AG will likely have an adverse effect on the value of the BUyS. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the BUyS and in the event Deutsche Bank AG were to default on its obligations, you might not receive any amount(s) owed to you under the terms of the BUyS and you could lose your entire investment.

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THE ISSUER’S ESTIMATED VALUE OF THE BUYS ON THE TRADE DATE WILL BE LESS THAN THE ISSUE PRICE OF THE BUYS — The Issuer’s estimated value of the BUyS on the Trade Date (as disclosed on the cover of this term sheet) is less than the Issue Price of the BUyS. The difference between the Issue Price and the Issuer’s estimated value of the BUyS on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the BUyS through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. The Issuer’s estimated value of the BUyS is determined by reference to an internal funding rate and our pricing models. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions, if any, and the estimated cost of hedging our obligations under the BUyS, reduces the economic terms of the BUyS to you and is expected to adversely affect the price at which you may be able to sell the BUyS in any secondary market. In addition, our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. If at any time a third party dealer were to quote a price to purchase your BUyS or otherwise value your BUyS, that price or value may differ materially from the estimated value of the BUyS determined by reference to our internal funding rate and pricing models. This difference is due to, among other things, any difference in funding rates, pricing models or assumptions used by any dealer who may purchase the BUyS in the secondary market.

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INVESTING IN THE BUYS IS NOT THE SAME AS INVESTING IN THE SHARES OF THE UNDERLYING OR THE COMPONENT SECURITIES HELD BY THE UNDERLYING — The return on your BUyS may not reflect the return you would have realized if you had directly invested in the shares of the Underlying or the component securities held by the Underlying. For instance, your return on the BUyS will be limited to the Maximum Return, regardless of the increase in the price of the Underlying, which may be significant.

•
IF THE PRICE OF THE UNDERLYING CHANGES, THE VALUE OF YOUR BUYS MAY NOT CHANGE IN THE SAME MANNER — Your BUyS may trade quite differently from the price of the shares of the Underlying. Changes in the price of the shares of the Underlying may not result in comparable changes in the value of your BUyS.

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NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the BUyS, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Underlying or holders of the component securities held by the Underlying would have.

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FLUCTUATION OF NAV — The prices of the shares of the Underlying may fluctuate in accordance with changes in its net asset value (the “NAV”) and supply and demand on the applicable stock exchanges. The NAV of the Underlying may fluctuate with changes in the market value of the Underlying’s securities holdings. Therefore, the price of the shares of the Underlying may differ from its NAV per share and the shares of the Underlying may trade at, above or below its NAV per share.

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THE ANTI-DILUTION PROTECTION IS LIMITED, AND THE CALCULATION AGENT MAY MAKE ADJUSTMENTS IN ADDITION TO, OR THAT DIFFER FROM, THOSE SET FORTH IN THE ACCOMPANYING PRODUCT SUPPLEMENT — The calculation agent will make adjustments to the Share Adjustment Factor, which will initially be set at 1.0, for certain events affecting the shares of the Underlying. The calculation agent is not required, however, to make such adjustments in response to all events that could affect the shares of the Underlying. If an event occurs that does not require the calculation agent to make an adjustment, the value of the BUyS may be materially and adversely affected. In addition, you should be aware that the calculation agent may, in its sole discretion, make adjustments to the Share Adjustment Factor or any other terms of the BUyS that are in addition to, or that differ from, those described in the accompanying product supplement to reflect changes occurring in relation to the Underlying in circumstances where the calculation agent determines that it is appropriate to reflect those changes to ensure an equitable result. Any alterations to the specified anti-dilution adjustments described in the accompanying product supplement may be materially adverse to investors in the BUyS. You should read “Description of Securities — Anti-Dilution Adjustments for Funds” in the accompanying product supplement in order to understand the adjustments that may be made to the BUyS.

•
ADJUSTMENTS TO THE UNDERLYING OR TO THE TRACKED INDEX COULD ADVERSELY AFFECT THE VALUE OF THE BUYS — Blackrock Fund Advisors (“BFA”) is the investment advisor to the Underlying, which seeks investment results that correspond generally to the level and yield performance, before fees and expenses, of the Russell 2000® Index (the “Tracked Index”). The stocks included in the Tracked Index are selected by Russell Investment Group. The Tracked Index is calculated and published by Russell Investments (“Russell”). Russell can add, delete or substitute the stocks composing the Tracked Index, which could change the value of the Tracked Index. Pursuant to its investment strategy or otherwise, BFA may add, delete or substitute the component securities held by the Underlying. Any of these actions could cause or contribute to large movements in the prices of the component securities held by the Underlying, which could cause the Final Price to be less than the Initial Price by an amount greater than the Buffer Amount, in which case you will lose some and possibly up to 90.00% of your initial investment.

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THE UNDERLYING AND THE TRACKED INDEX ARE DIFFERENT — The performance of the Underlying may not exactly replicate the performance of its Tracked Index because the Underlying will reflect transaction costs and fees that are not included in the calculation of the Tracked Index. It is also possible that the Underlying may not fully replicate or may in certain circumstances diverge significantly from the performance of the Tracked Index due to the temporary unavailability of certain stocks in the secondary market, the performance of any derivative instruments contained in the Underlying or due to other circumstances. BFA may invest up to 10% of the Underlying’s assets in other securities, including securities not in the Tracked Index, but which BFA believes will help the Underlying track the Tracked Index, and in other investments, including futures contracts, options on futures contracts, other types of options and swaps related to the Tracked Index, as well as cash and cash equivalents, including shares of money market funds advised by BFA or its affiliates. Finally, because the shares of the Underlying are traded on NYSE Arca and are subject to market supply and investor demand, the market value of one share of the Underlying may differ from the net asset value per share of the Underlying. For all of the foregoing reasons, the performance of the Underlying may not correlate with the performance of its Tracked Index.

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THE BUYS ARE SUBJECT TO RISKS ASSOCIATED WITH SMALL-CAPITALIZATION COMPANIES — The stocks composing the Tracked Index and that are held by the Underlying are issued by companies with relatively small market capitalization. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies and therefore the price of the Underlying may be more volatile than the price of any equity fund that does not solely track small capitalization stocks.  Stock prices of small-capitalization companies are also generally more vulnerable than those of large-capitalization companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded.  In addition, small-capitalization companies are typically less well-established and less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel.  Such small-capitalization companies tend to have lower revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and less competitive strengths than large-capitalization companies and are more susceptible to adverse developments related to their products.  These companies may also be more susceptible to adverse developments related to their products or services.

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THERE IS NO AFFILIATION BETWEEN THE UNDERLYING AND US, AND WE HAVE NOT PARTICIPATED IN THE PREPARATION OF, OR VERIFIED, ANY DISCLOSURE BY THE UNDERLYING — We are not affiliated with the Underlying or the issuers of the component stocks held by the Underlying or underlying the Tracked Index (such stocks, “Underlying Stocks,” the issuers of Underlying Stocks, “Underlying Stock Issuers”). However, we or our affiliates may currently or from time to time in the future engage in business with many of the Underlying Stock Issuers. In the course of this business, we or our affiliates may acquire non-public information about the Underlying Stock Issuers, and we will not disclose any such information to you Nevertheless, neither we nor our affiliates have participated in the preparation of, or verified, any information about the Underlying Stocks or any of the Underlying Stock Issuers. You, as an investor in the BUyS, should make your own investigation into the Underlying Stocks and the Underlying Stock Issuers. Neither the Underlying nor any of the Underlying Stock Issuers is involved in the BUyS offered hereby in any way and none of them has any obligation of any sort with respect to your BUyS. Neither the Underlying nor any of the Underlying Stock Issuers has any obligation to take your interests into consideration for any reason, including when taking any corporate actions that might affect the value of your BUyS.

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PAST PERFORMANCE OF THE UNDERLYING, THE TRACKED INDEX OR THE COMPONENT SECURITIES HELD BY THE UNDERLYING IS NO GUIDE TO FUTURE PERFORMANCE — The actual performance of the Underlying, the Tracked Index or of the component securities held by the Underlying over the term of the BUyS, may bear little relation to the historical closing prices of the shares of the Underlying or of the component securities held by the Underlying or the historical closing levels of the Tracked Index, and may bear little relation to the hypothetical return examples set forth elsewhere in this term sheet. We cannot predict the future performance of the Underlying, the Tracked Index or the component securities held by the Underlying or whether the performance of the Underlying will result in the return of any of your investment beyond the Buffer Amount of 10.00%.

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ASSUMING NO CHANGES IN MARKET CONDITIONS AND OTHER RELEVANT FACTORS, THE PRICE YOU MAY RECEIVE FOR YOUR BUYS IN SECONDARY MARKET TRANSACTIONS WOULD GENERALLY BE LOWER THAN BOTH THE ISSUE PRICE AND THE ISSUER’S ESTIMATED VALUE OF THE BUYS ON THE TRADE DATE — While the payment(s) on the BUyS described in this term sheet is based on the full Face Amount of your BUyS, the Issuer’s estimated value of the BUyS on the Trade Date (as disclosed on the cover of this term sheet) is less than the Issue Price of the BUyS. The Issuer’s estimated value of the BUyS on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your BUyS in the secondary market at any time. Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the BUyS from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the BUyS on the Trade Date. Our purchase price, if any, in secondary market transactions would be based on the estimated value of the BUyS determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the BUyS and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our BUyS for use on customer account statements would generally be determined on the same basis. However, during the period of approximately three months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Issue Price and the Issuer’s estimated value of the BUyS on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

In addition to the factors discussed above, the value of the BUyS and our purchase price in secondary market transactions after the Trade Date, if any, will vary based on many economic and market factors, including our creditworthiness, and cannot be predicted with accuracy. These changes may adversely affect the value of your BUyS, including the price you may receive in any secondary market transactions. Any sale prior to the Maturity Date could result in a substantial loss to you.  The BUyS are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your BUyS to maturity.

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THE BUYS WILL NOT BE LISTED AND THERE WILL LIKELY BE LIMITED LIQUIDITY — The BUyS will not be listed on any securities exchange. There may be little or no secondary market for the BUyS.  We or our affiliates intend to act as market makers for the BUyS but are not required to do so and may cease such market making activities at any time.  Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the BUyS when you wish to do so or at a price advantageous to you.  Because we do not expect other dealers to make a secondary market for the BUyS, the price at which you may be able to sell your BUyS is likely to depend on the price, if any, at which we or our affiliates are willing to buy the BUyS.  If, at any time, we or our affiliates do not act as market makers, it is likely that there would be little or no secondary market in the BUyS.  If you have to sell your BUyS prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss, even in cases where the price of the Underlying has increased since the Trade Date.

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MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE BUYS — While we expect that, generally, the price of the shares of the Underlying will affect the value of the BUyS more than any other single factor, the value of the BUyS will also be affected by a number of other factors that may either offset or magnify each other, including:

•	the expected volatility of the Underlying;

•	the time remaining to the maturity of the BUyS;

•	the market price and dividend rates of the shares of the Underlying and the component securities held by the Underlying;

•	the occurrence of certain events affecting the Underlying that may or may not require an anti-dilution adjustment;

•	interest rates and yields in the market generally and in the markets of the shares of the Underlying and the component securities held by the Underlying;

•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that affect the Underlying, the Tracked Index or markets generally;

•	the composition of the Underlying;

•	supply and demand for the BUyS; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE EQUITY AND EQUITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE BUYS — We or our affiliates expect to hedge our exposure from the BUyS by entering into equity and equity derivative transactions, such as over-the-counter options, futures or exchange-traded instruments. We or our affiliates may also engage in trading in instruments linked or related to the Underlying on a regular basis as part of our or their general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. Such trading and hedging activities may affect the price of the Underlying and make it less likely that you will receive a positive return on your investment in the BUyS. It is possible that we or our affiliates could receive substantial returns from these hedging and trading activities while the value of the BUyS declines. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Underlying. Introducing competing products into the marketplace in this manner could adversely affect the value of the BUyS. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies related to the BUyS. Furthermore, because Deutsche Bank Securities Inc. (“DBSI”) or one of its affiliates is expected to conduct trading and hedging activities for us in connection with the BUyS, DBSI or such affiliate may profit in connection with such trading and hedging activities. You should be aware that the potential to earn a profit in connection with hedging activities may create an incentive for DBSI to sell the BUyS to you.

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WE OR OUR AFFILIATES MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE BUYS. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD ADVERSELY AFFECT THE PRICE OF THE UNDERLYING OR THE VALUE OF THE BUYS — We or our affiliates may publish research from time to time on financial markets and other matters that could adversely affect the value of the BUyS, or express opinions or provide recommendations that are inconsistent with purchasing or holding the BUyS. Any research, opinions or recommendations expressed by us or our affiliates may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation of the merits of investing in the BUyS and the Underlying.

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POTENTIAL CONFLICTS OF INTEREST— We and our affiliates play a variety of roles in connection with the issuance of the BUyS, including acting as calculation agent, hedging our obligations under the BUyS and determining the Issuer’s estimated value of the BUyS on the Trade Date and the price, if any, at which we or our affiliates would be willing to purchase the BUyS from you in secondary market transactions. In performing these roles, our economic interests and those of our affiliates are potentially adverse to your interests as an investor in the BUyS. The calculation agent will determine, among other things, all values, prices and levels required to be determined for the purposes of the BUyS on any relevant date or time. The calculation agent also has some discretion about certain adjustments to the Share Adjustment Factor, and will be responsible for determining whether a market disruption event has occurred. Any determination by the calculation agent could adversely affect the return on the BUyS.

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THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE BUYS ARE UNCERTAIN — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the BUyS, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the BUyS are uncertain, and the IRS or a court might not agree with the treatment of the BUyS as prepaid financial contracts that are not debt. If the IRS were successful in asserting an alternative treatment for the BUyS, the tax consequences of ownership and disposition of the BUyS could be materially and adversely affected.

Even if the treatment of the BUyS as prepaid financial contracts is respected, purchasing a BUyS could be treated as entering into a “constructive ownership transaction.” In that case, all or a portion of any long-term capital gain you would otherwise recognize on the taxable disposition of the BUyS would be recharacterized as ordinary income to the extent such gain exceeded the "net underlying long-term capital gain," and a notional interest charge would apply with respect to the deemed tax liability that would have been incurred if such income had accrued at a constant rate over the period you held the BUyS.

As described above under “Tax Consequences,” in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the BUyS, possibly with retroactive effect. You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” and consult your tax adviser regarding the U.S. federal tax consequences of an investment in the BUyS (including possible alternative treatments, the potential application of the “constructive ownership” regime and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The BUyS may be suitable for you if:

•	You seek an investment with a return linked to the performance of the Underlying as described herein;

•	You are willing to invest in the BUyS based on the Maximum Return and the Buffer Amount;

•	You are willing to lose up to 90.00% of your initial investment;

•	You are willing and able to hold the BUyS to maturity;

•	You are willing to accept our credit risk;

•	You do not seek current income from this investment; and

•	You do not seek an investment for which there will be an active secondary market.

The BUyS may not be suitable for you if:

•	You do not seek an investment with a return linked to the performance of the Underlying as described herein;

•	You are unwilling to invest in the BUyS based on the Maximum Return and the Buffer Amount;

•	You seek an investment that is protected against the loss of your initial investment beyond the Buffer Amount;

•	You seek an investment with uncapped upside returns;

•	You are unwilling or unable to hold the BUyS to maturity;

•	You are unwilling to be exposed to our credit risk;

•	You seek current income from your investments; or

•	You seek an investment for which there will be an active secondary market.

iShares® Russell 2000 ETF

The iShares® Russell 2000® ETF is an exchange-traded fund managed by iShares® Trust, a registered investment company. The iShares® Trust consists of numerous separate investment portfolios, including the iShares® Russell 2000® ETF. The iShares® Russell 2000® ETF seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the Russell 2000® Index.  The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market.  The iShares® Russell 2000® ETF trades on the NYSE Arca under the ticker symbol “IWM UP.” It is possible that the iShares® Russell 2000® ETF may not fully replicate or may in certain circumstances diverge significantly from the performance of the Russell 2000® Index due to the temporary unavailability of certain securities in the secondary markets, the performance of any derivative instruments contained in the iShares® Russell 2000® ETF, the fees and expenses of the iShares® Russell 2000® ETF or due to other circumstances. On July 1, 2013, the name of the iShares® Russell 2000 ETF changed from the iShares® Russell 2000® Index Fund to the iShares® Russell 2000 ETF. This section is a summary only of the iShares® Russell 2000® ETF. For more information on the iShares® Russell 2000® ETF, including information concerning calculation methodology and adjustment policy, please see the section entitled “Exchange Traded Funds — iShares® Russell 2000® ETF” in the accompanying underlying supplement No. 1 dated October 1, 2012.  For more information on the Russell 2000® Index, please see the section entitled “Indices — The Russell 2000® Index” in the accompanying underlying supplement No. 1 dated October 1, 2012.

Historical Information

The following graph sets forth the historical performance of the Underlying based on its daily closing prices from December 8, 2009 through December 8, 2014.  The closing price of the iShares® Russell 2000 ETF on December 8, 2014 was $116.210. The graph below shows a hypothetical Closing Price that would result in a percentage decline from the closing price of $116.21 on December 8, 2014 that is equal to the Buffer Amount of 10.00%. We obtained the historical closing prices of the Underlying below from Bloomberg L.P., and we have not participated in the preparation of, or verified, such information. The historical closing prices of the Underlying should not be taken as an indication of future performance, and no assurance can be given as to the Closing Price of the Underlying on the Final Valuation Date. We cannot give you assurance that the performance of the Underlying will result in the return of any of your initial investment.

Supplemental Underwriting Information (Conflicts of Interest)

DBSI, acting as agent for Deutsche Bank AG, will not receive a selling concession in connection with the sale of the BUyS. DBSI will pay custodial fees to other broker-dealers of 0.10% or $1.00 per $1,000 Face Amount of BUyS. Deutsche Bank AG will reimburse DBSI for such fees.

DBSI, the agent for this offering, is our affiliate. Because DBSI is both our affiliate and a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”), the underwriting arrangement for this offering must comply with the requirements of FINRA Rule 5121 regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. In accordance with FINRA Rule 5121, DBSI may not make sales in offerings of the BUyS to any of its discretionary accounts without the prior written approval of the customer. See “Underwriting (Conflicts of Interest)” in the accompanying product supplement.

Settlement

We expect to deliver the BUyS against payment for the BUyS on the Settlement Date indicated above, which may be a date that is greater than three business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Settlement Date is more than three business days after the Trade Date, purchasers who wish to transact in the BUyS more than three business days prior to the Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.